Exhibit I

Capital Product Partners L.P. Announces the Acquisition of One LNG Carrier, the Acquisition of Three 13,278 TEU Container Vessels and the Sale of Two 8,266 TEU Container Vessels

ATHENS, Greece, June 7, 2022 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today announced:

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The acquisition of one 174,000 cubic meter (“cbm”) latest generation X-DF LNG carrier (“LNG/C”) and three 13,278 TEU hybrid scrubber-fitted, latest generation eco container vessels, all with long term charters attached, for total consideration of $597.5 million; and

•	The sale of two 8,266 TEU container vessels, namely the M/V Archimidis and the M/V Agamemnon, for total consideration of $130.0 million.

Acquisition of One 174,000 cbm LNG/C & Three 13,278 TEU Container Vessels

The Partnership today announced that it has agreed to exercise its right of first offer and acquire one 174,000 cbm latest generation X-DF LNG/C and three 13,278 TEU hybrid scrubber-fitted Tier III and Phase III, dual fuel ready eco container sister vessels from Capital Maritime & Trading Corp. (the “Seller”), for total consideration of $597.5 million.

The LNG/C, to be named “Asterix I”, is currently under construction by Hyundai Heavy Industries Co. Ltd., South Korea, and is expected to be delivered to the Partnership in January 2023 upon its delivery from the shipyard. The LNG/C Asterix I comes with a long-term time charter with Hartree Partners Power & Gas Company (UK) Limited (“Hartree”) for a firm period of 5 years, which, together with the optional period, expires in 2031.

The three 13,278 TEU eco container sister vessels, to be named “Manzanillo Express”, “Itajai Express” and “Buenaventura Express”, are currently under construction by Hyundai Samho Industries Co. Ltd., South Korea, and are scheduled for delivery to the Partnership in October 2022, January 2023 and May 2023, upon their respective delivery from the shipyard. The vessels have secured long-term time charters with Hapag Lloyd Aktiengesellschaft for a firm period of 10 years which, together with the optional periods, expire between October 2038 and May 2039.

The total consideration for the four vessels amounts to $597.5 million and is expected to be financed with approximately $122.0 million of cash, $468.0 million of debt and $7.5 million in CPLP common units. These acquisitions are expected to generate approximately $73.4 million of annual gross revenue over the firm period of the charters. The vessels will be paid for upon the delivery of each ship. The issuance of common units to the Seller will occur upon the delivery of the first vessel, the M/V Manzanillo Express.

Sale of Two 8,266 TEU Container Vessels

On May 30, 2022, the Partnership entered into a memorandum of agreement for the sale of M/V Archimidis (108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) and M/V Agamemnon (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) to an unaffiliated third party for total consideration of $130.0 million. Delivery of the two vessels to their buyer is expected in the third quarter of 2022. The estimated carrying value of the M/V Archimidis and the M/V Agamemnon as of May 30, 2022 was approximately $38.7 million and $41.8 million respectively resulting in an expected gain of approximately $49.5 million. The Partnership expects to generate gross cash proceeds from the sale, after repaying outstanding debt, of approximately $99.5 million (based on the debt amount outstanding and vessel charter-free fair market values as of March 31, 2022).

Mr. Jerry Kalogiratos, Chief Executive Officer of the Partnership’s General Partner, commented:

“We are very pleased to announce today two important transactions for the Partnership. The divestment of our two oldest container vessels allows the Partnership to benefit from the historically high container market and is in line with our strategy of divesting older vessels. At the same time, we are replacing a sixteen- and a fifteen-year-old vessel, both of which have less than two years remaining charter duration, and redeploying the equity released from the sale into four brand new, latest generation LNG and container carriers with firm charters in place of minimum 8.8 years duration and $580.7 million of contracted revenue. On a fully-delivered basis, these transactions will reduce the average age of our fleet by approximately 2.9 years. We expect the acquisitions to be accretive across all financial metrics, increasing our distributable cash flow, further extending our cash flow visibility, while continuing to replenish the average age of our fleet and reducing its carbon intensity.”

The transaction was negotiated and unanimously approved by the conflicts committee of the Board of Directors (“Committee”) and was also unanimously approved by the full Board of Directors. Evercore Group L.L.C. served as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP served as legal advisors to the Committee.

Cautionary Note on Estimated Revenue and Other Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, estimated revenue over the firm periods of the charters, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated.

For a discussion of factors that could materially affect the outcome of forward-looking statements, including estimated revenue set out above, and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F.

Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements (including estimated revenue under the charters), whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 21 vessels, including six latest generation LNG carriers, eleven Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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